As filed with the Securities and Exchange Commission on October 30, 2015
Registration File No. 333-133152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
POST-EFFECTIVE AMENDMENT NO. 3
TO
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VOYA INSURANCE AND ANNUITY COMPANY
(Exact name of registrant as specified in its charter)

IOWA
(State or other jurisdiction of incorporation or organization)

6355
(Primary Standard Industrial Classification Code Number)

41-0991508
(I.R.S. Employer Identification No.)

Voya Insurance and Annuity Company
1475 Dunwoody Drive
West Chester, PA 19380-1478
(610) 425-3400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Neil McMurdie, Esq.
Voya Insurance and Annuity Company
One Orange Way, C2N
Windsor, CT 06095 (860) 580-2824
(Name, address, including zip code, and telephone number, including area code, of agent for service)

As soon as practicable after the effective date of this Registration Statement

Approximate date of commencement of proposed sale to the public: Not applicable. This Post-Effective Amendment No. 3 deregisters those securities that remain unsold hereunder as of the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

CALCULATION OF THE REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered[1]	Proposed maximum offering price per unit[1]	Proposed maximum aggregate offering price	Amount of registration fee[2]
Group and Individual Deferred Modified Guaranteed Annuity Contracts	0	N/A	0	0

(1)   The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable in that these securities are not issued in predetermined amounts or units.

(2)   As discussed below, pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, this Registration Statement carries over $113,711.76 of securities that were previously registered, with respect to which the registrant paid filing fees of $61,226.70. The filing fee previously paid with respect to the securities being carried forward to this Registration Statement reduces the amount of fees currently due to $0.

Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the securities registered by this Registration Statement include unsold securities previously registered for sale pursuant to the registrant's registration statement on Form S-2 (File Nos. 333-116137 and 333-123936) (the "Prior Registration Statements). The Prior Registration Statements covered securities of the registrant with a maximum aggregate offering price of $600,000,000. Approximately $113,711.76 of such securities registered on the Prior Registration Statements remain unsold. The unsold securities (and associated filing fees paid) are being carried forward to this Registration Statement. Pursuant to Rule 415(a)(6) of the 1933 Act, the offering of unsold securities under the Prior Registration Statements will be deemed terminated as of the effective date of this Registration Statement.

THIS POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRANT STATEMENT ON FORM S-1 SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

DEREGISTRATION OF SECURITIES

This Post-effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-133152) (the "Registration Statement") is being filed by Voya Insurance and Annuity Company to deregister all of its contracts and participating interests therein that are registered on the Registration Statement that have not yet been sold through the Registration Statement as of the effective date of this Post-effective Amendment No. 3.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 3 to Registration Statement on form S-1, file No. 333-133152, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of City of Windsor, State of Connecticut, on this 30th day of October, 2015.

By: **VOYA INSURANCE AND ANNUITY COMPANY**
(Registrant)

By: /s/ Michael S. Smith*
Michael S. Smith
President and Director (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 30, 2015.

Signatures	Titles
/s/ Michael S. Smith* Michael S. Smith	Director and President (principal executive officer)
/s/ Joseph D. Horan* Joseph D. Horan	Senior Vice President and Chief Accounting Officer
/s/ David P. Wiland* David P. Wiland	Senior Vice President and Chief Financial Officer
/s/ Alain M. Karaoglan* Alain M. Karaoglan	Director
/s/ Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director
/s/ Charles P. Nelson* Charles P. Nelson	Director
/s/ Chetlur S. Ragavan* Chetlur S. Ragavan	Director
/s/ Ewout L. Steenbergen* Ewout L. Steenbergen	Director

By: /s/ J. Neil McMurdie
J. Neil McMurdie as Attorney-in-Fact

*Executed by J. Neil McMurdie on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit Name

Powers of Attorney